EXHIBIT 99.1

Digihost Announces Completion of Power Plant Acquisition

TORONTO, Feb. 08, 2023 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSX-V: DGHI) is pleased to announce that the Company has completed the acquisition of a 60 MW power plant in North Tonawanda, NY (the “Acquisition”). Further to the Company’s initial news release on March 24, 2021, the terms of the Acquisition were amended to reflect an all-cash purchase price. No shares of the Company were issued in connection with the Acquisition.

Michel Amar, the Company’s CEO, stated: “We are extremely pleased to announce to our shareholders the completion of the power plant acquisition. This successful transaction represents a significant milestone in the Company’s ongoing infrastructure expansion strategy. As a result of the Acquisition, our current operating capacity is close to 100MW representing approximately 2 EH of computing power. The generator capacity will continue flexible operation to ensure that 24/7 dispatchable supply is made available to area residents, businesses and industry to mitigate impacts of power interruptions in concert with directives of the New York Independent System Operator (NYISO). We are also pleased to have been able to execute this deal with all cash, avoiding equity dilution and providing additional value for our shareholders. The Company continues to diversify on a jurisdictional basis, having expanded in both New York and Alabama, as well as securing a large site in North Carolina.”

Alec Amar, the Company’s President, added: “We are very excited with the long-awaited completion of the Acquisition and look forward to seamlessly carrying on the operation of the power plant. Successful operation of the plant will help support the utility power grid for reliability and our plant will be readily available for residential and commercial consumers during peak periods of demand. The Acquisition will also help support the local community by bringing more skilled jobs to the area and the operation of the plant will bring much needed tax revenue to North Tonawanda.”

Digihost will continue to support New York’s climate initiatives through its agreement to purchase community solar credits from a nearby community solar farm. This renewable energy project, located in National Grid territory, is being managed by Williamsville, NY based energy supplier, EnergyMark. The community solar project is 5MW in size and will produce roughly 9,500,000 kWh’s of clean electricity annually – enough to power more than 1,000 homes. Digihost’s Buffalo, NY facility remains the anchor subscriber to the project. The Company’s facility is located in New York’s Zone-A region, where more than 90% of the power comes from zero emissions generation. This long-term agreement further reduces Digihost’s already low carbon footprint for its blockchain operations in New York State.

Luke Marchiori, the Company’s Chief Renewable Energy Officer, stated: “The Acquisition is significant as it gives us an opportunity to materially expand our operating capacity, while at the same time introducing a new renewable fuel source into our operations. To fuel the plant, Digihost will be procuring locally sourced renewable natural gas produced from dairy farms in Western New York.  This facility is unique as the Company can quickly flip from using the power generation on site to support our blockchain infrastructure to supplying electricity to local residents and businesses in times of need.”

About Digihost Technology Inc.

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and in addition to managing its own operations provides joint venture partners with hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
Email: michel@digihostblockchain.com

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; the results of any legal proceedings against the New York Public Service Commission or the Company; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.